EXHIBIT 21

LIST OF SUBSIDIARIES

First Citizens National Bank of Mansfield, Pennsylvania is the Company's sole subsidiary.  First Citizens National Bank is organized under the laws of the United States.

First Citizens Insurance Agency, Inc.  of Mansfield, Pennsylvania is the Bank's sole subsidiary.  First Citizens Insurance Agency, Inc. is organized under the laws of the Commonwealth of Pennsylvania.